Filed pursuant to Rule 424(b)(7)
Registration No. 333-138336

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus Dated November 20, 2006)

$575,000,000
(aggregate principal amount)

Weingarten Realty Investors
3.95% Convertible Senior Notes due 2026 and
the Common Shares Issuable Upon Conversion of the Notes

This prospectus supplement no. 2 supplements our prospectus dated November 20, 2006, as supplemented by the prospectus supplement dated February 5, 2007, relating to the resale from time to time by selling securityholders of up to $575,000,000 aggregate principal amount of our 3.95% Convertible Senior Notes due 2026 and the common stock issuable upon conversion of the notes. The prospectus dated November 20, 2006, as supplemented by the prospectus supplement dated February 5, 2007, is referred to herein as the “prospectus.” This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

Investing in the notes and our common shares issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 6 of the prospectus, as well as the risk factors relating to our business that are incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities discussed in the prospectus or this prospectus supplement, nor have they determined whether the prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 2, 2007

The information in the table appearing under the caption “Selling Securityholders” commencing on page 63 of the prospectus is supplemented and amended by adding the information below with respect to selling securityholders not previously listed in the prospectus, and by superseding the information with respect to selling securityholders listed below as of or prior to the date of this prospectus supplement.

Name	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Common Shares That May Be Sold (1)	Percentage of Common Shares Outstanding (2)

Canyon Capital Arbitrage Master Fund, Ltd.+ (3)	5,100,000	*	103,922.70	*
Canyon Value Realization Fund, L.P.+ (4)	2,700,000	*	55,017.90	*
Canyon Value Realization MAC 18 Ltd. + (5)	300,000	*	6,113.10	*
Citigroup Financial Products Inc.+	10,000,000	1.74%	203,770.00	*
Credit Suisse Securities (USA) LLC#	40,000,000	6.96%	815,080.00	*
Hershey Foods Corporation Master Retirement Trust (6)	112,000	*	2,282.22	*
Highbridge International LLC	15,000,000	2.61%	305,655.00	*
John Hancock Funds II - Real Estate Equity Fund (7)	946,000	*	19,276.64	*
John Hancock Trust - Real Estate Equity Trust (8)	1,022,000	*	20,825.29	*
JPMorgan Securities Inc.#	5,000,000	*	101,885.00	*
KBC Financial Products USA Inc.#	5,300,000	*	107,998.10	*
Pensionkasse Der Rockwell Automation AG+	190,000	*	3,871.63	*
Pensionkasse Huntsman+	190,000	*	3,871.63	*
Pensionkasse Huntsman II+	250,000	*	5,094.25	*
Royal Bank of Canada+	15,000,000	2.61%	305,655.00	*
The Canyon Value Realization Fund (Cayman), Ltd. + (9)	6,900,000	1.20%	140,601.30	*
T. Rowe Price Real Estate Fund, Inc. (10)	10,200,000	1.77%	207,845.40	*
_______________________

*	Less than 1%.
#	Broker-Dealer
+	Affiliate of a broker-dealer

(1)
Assumes conversion of all of the holder’s notes at a conversion rate of 20.3770 of our common shares for each $1,000 principal amount of notes. However, this conversion rate is subject to adjustment as described under “Description of Notes — Conversion Rate Adjustments.” As a result, the amount of common shares issuable upon conversion of the notes may increase or decrease in the future.

(2)
Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 86,415,462 common shares outstanding as of February 26, 2007. In calculating this amount, we treated as outstanding the number of common shares issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	As of January 18, 2007, Canyon Capital Arbitrage Master Fund, Ltd. had a short position in our common shares of 51,986.

(4)	As of January 18, 2007, Canyon Value Realization Fund, L.P. had a short position in our common shares of 27,522.

(5)	As of January 18, 2007, Canyon Value Realization MAC 18 Ltd. had a short position in our common shares of 3,058.

(6)	As of February 26, 2007, Hershey Foods Corporation owned 9,700 of our common shares that are not subject to this Registration Statement.

(7)	As of February 26, 2007, John Hancock Funds II - Real Estate Equity Fund owned 82,100 of our common shares that are not subject to this Registration Statement.

(8)	As of February 26, 2007, John Hancock Trust - Real Estate Equity Trust owned 88,600 of our common shares that are not subject to this Registration Statement.

(9)	As of January 18, 2007, The Canyon Realization Fund (Cayman), Ltd. had a short position in our common shares of 70,334.

(10)	As of February 26, 2007, T. Rowe Price Real Estate Fund, Inc. owned 862,000 of our common shares that are not subject to this Registration Statement.

The table captioned “Voting/Investment Control Table” commencing on page 66 of the prospectus is hereby amended to reflect the following additions:

Selling Securityholder	Natural person or persons with voting or dispositive power

Canyon Capital Arbitrage Master Fund, Ltd.	Canyon Capital Advisors LLC is the investment manager and has the power to direct investments. Managing partners of Canyon Capital Advisors LLC are Joshua Friedman, Mitch Julis, and Robert Turner.
Canyon Value Realization Fund, L.P.	Canyon Capital Advisors LLC is the investment manager and has the power to direct investments. Managing partners of Canyon Capital Advisors LLC are Joshua Friedman, Mitch Julis, and Robert Turner.
Canyon Value Realization MAC 18 Ltd.	Canyon Capital Advisors LLC is the investment manager and has the power to direct investments. Managing partners of Canyon Capital Advisors LLC are Joshua Friedman, Mitch Julis, and Robert Turner.
Citigroup Financial Products Inc.	Arvind Rao, Andrew Deluise, William Cutts and Lorraine O’Leary.
Credit Suisse Securities (USA) LLC	Jeff Andreski and Onuoha Odim.
Highbridge International LLC
Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

JPMorgan Securities Inc.	James Dimon.
Royal Bank of Canada	Philip Taylor.
The Canyon Value Realization Fund (Cayman), Ltd.	Canyon Capital Advisors LLC is the investment manager and has the power to direct investments. Managing partners of Canyon Capital Advisors LLC are Joshua Friedman, Mitch Julis, and Robert Turner.